Ambassadors Group, Inc.

Dwight D. Eisenhower Building

2001 South Flint Road

Spokane, Washington 99224

May 7, 2012

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-0609

Attn: Reid Hooper, Attorney-Advisor

Peggy Kim, Special Counsel

RE:	Ambassadors Group, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 25, 2012
File No. 000-33347

Ladies and Gentlemen:

Ambassadors Group, Inc. (the “Company”) has today provided to the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to its Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) originally filed with the Commission on April 25, 2012.  Please find below the Company’s response to the letter, dated May 4, 2012, from Ms. Peggy Kim regarding certain comments raised by the staff (the “Staff”) of the Commission to the Proxy Statement.  For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response.

Schedule 14A — Preliminary Proxy Statement

General

1.               Please clearly mark your proxy statement and form of proxy as “preliminary” copies as required by Rule 14a-6(e)(1).

Response:

The Company has revised the letter to stockholders and the notice to stockholders contained in the Proxy Statement and the form of proxy in response to the Staff’s comment.

2.               As you are aware, Lane Five Partners LP has filed a proxy statement and is soliciting in favor of its own alternative slate of directors in connection with this Annual Meeting. Although your proxy statement does address the existence of the competing nominees and the solicitation being undertaken by Lane Five, it does not include a brief background discussion of the material contacts the company has had with Lane Five as they relate to the current contested election. Please revise.

Response:

The Company has reached a settlement with Lane Five Capital Partners LP (“Lane Five”), pursuant to which, among other things, Lane Five has agreed to terminate its solicitation of its alternative slate of directors in connection with the 2012 Annual Meeting of the Stockholders of the Company (the “Annual Meeting”). In response to the Staff’s comment, beginning on page 3 of the Proxy Statement, the Company has included a brief background discussion of the material contacts the Company has had with Lane Five as they relate to the Annual Meeting and in accordance with Item 4(b)(6) of Schedule 14A, a summary of the terms of the settlement. Information regarding the total anticipated cost to the Company relating to the proxy solicitation is set forth on page 52 of the Proxy Statement and the costs to the Company for the settlement with Lane Five is set forth on page 4 of the Proxy Statement under the Miscellaneous heading.

General Information, page 1

3.               We note that you may employ various methods to solicit proxies, including mail, telephone, or via the internet by directors, officers and regular employees of the Company. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Response:

The Company confirms that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, will be filed under the cover of Schedule 14A on the date of first use.

Proposal No. 1, Election of Directors, page 3

4.               We note that you have reserved the right to vote for substitute nominees “as the Board of Directors may designate.” Please confirm that should you lawfully identify or nominate substitute nominees before the meeting, you will file revised proxy materials that (1) identify the substitute nominees, (2) disclose whether such nominees have consented to being named in the revised proxy materials and to serve if elected, and (3) include such substitute nominees in Appendix A.

Please note that Rule 14a-4(d)(1) does not confer authority to vote for any person who is not a bona fide nominee.

Response:

The Company confirms that should the Company lawfully identify or nominate substitute nominees before the meeting, the Company will file revised proxy materials that (1) identify the substitute nominees, (2) disclose whether such nominees have consented to being named in the revised proxy materials and to serve if elected, and (3) include such substitute nominees in Appendix A.

Cost of Soliciting Proxies, page 50

5.               We note you have a place-saver for the total cost of the solicitation. Please also disclose the expenditures to date. Please refer to Item 4(b)(4) of Schedule 14A.

Response:

In response to the Staff’s comment, the Company has revised page 52 of the Proxy Statement and described the costs to the Company for the settlement with Lane Five on page 4 of the Proxy Statement under the Miscellaneous heading.

In connection with responding to the Staff’s comments, the Company acknowledges that:

•    The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•             Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•             The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

If you have any questions, please feel free to contact the undersigned by telephone at (509) 568-7800. Thank you for your attention to this matter.

Sincerely,

/s/ Anthony F. Dombrowik
Anthony F. Dombrowik
Chief Financial Officer
Ambassadors Group, Inc

CC:	Jeffrey Thomas, CEO, Ambassadors Group, Inc.
Gerald Chizever, Esq., Loeb & Loeb, LLP
Jonathan Layne, Esq., Gibson, Dunn & Crutcher LLP